

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 18, 2009

Via Fax & U.S. Mail

Mr. Robert Zimmerman
Chief Financial Officer
Diamondhead Casino Corporation
1301 Seminole Boulevard, Suite 142
Largo, Florida 33770

> **Re:** **Diamondhead Casino Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 000-17529**

Dear Mr. Zimmerman:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief